# Contact

www.linkedin.com/in/emanuel-ashtor-6a8147101 (LinkedIn)

## Top Skills

Public Relations

Strategic Communications

Executive-level Communication

## Languages

Swahili (Professional Working)

English (Full Professional)

French (Limited Working)

Kirundi (Native or Bilingual)

Russian (Elementary)

## Certifications

Suicide First Aid

FPA

# Emanuel Ashtor

ESG Entrepreneur | Founder | Investing for Impact,

New York, New York, United States

## Summary

I'm dedicated to addressing critical challenges and advancing society. By partnering with innovators, I aim to provide sustainable solutions that drive progress and make a positive impact

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## Experience

### VERTIKKA

Founder

May 2024 - Present (4 months)

New York, United States

VERTIKKA is an American company redefining construction standards through innovation and

sustainability. Specializing in prefabricated and modular construction, Vertikka employs natural

materials and envisions the next generation of housing production and development, operating as a

fully integrated, interdisciplinary team.

Vertikka was established to develop and lead a new way of building homes that is able to respond to the needs of the 21st century

### BIOBUILDS

Business Advisor

February 2022 - March 2024 (2 years 2 months)

Cluj-Napoca Metropolitan Area

I am deeply committed to revolutionizing the construction industry through sustainable innovation and advanced technology. As an Advisor and Strategic Partner with BIOBUILDS, I support their mission to advance architectural excellence and eco-friendly manufacturing practices.

BIOBUILDS focuses on leading the way in the EU markets, serving as a testing ground for new innovations that will set future standards in the construction industry. With passive house-certified modular technology and cutting-edge robotic production, our commitment to sustainability ensures that these innovations will not only deliver high-quality, environmentally conscious homes but also significantly reduce $CO_2$ emissions, making a lasting positive impact on the environment and local communities.

## Vibrant Emotional Health
Mental Health Specialist
March 2016 - April 2017 (1 year 2 months)
New York City Metropolitan Area

Mental health is a deeply personal and professional priority for me. My journey as a mental health advocate and peer-to-peer family advocate with Vibrant Emotional Health (formerly MHA-NYC) has been incredibly rewarding and meaningful. This role allowed me to contribute to the New York community by supporting individuals and families facing mental health challenges.

Working with a dedicated team of professionals who share a common goal of providing high-quality mental health services has been a transformative experience. Together, we have engaged in various collaborative efforts to improve community well-being, from implementing wellness programs to advocating for emotional health.

The sense of purpose and passion displayed by everyone at Vibrant Emotional Health is truly inspiring. Our collective efforts have the potential to make a significant positive impact on countless lives, and it is heartening to see the difference we can make in our community.

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# Education

### Binghamton University
International Relations and Affairs · (August 2012 - May 2016)